

September 5, 2013

Via E-mail
Mr. John E. Geller, Jr.
Chief Financial Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd.
Orlando, FL 32821

Re: Marriott Vacations Worldwide Corporation
Form 10-K for the fiscal year ended December 28, 2012
Filed February 22, 2013
File No. 1-35219

Dear Mr. Geller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 28, 2012

Financial Statements

4 Financial Instruments, page F-25

1. Please disclose the criteria used by management in assessing which vacation ownership notes receivable that they believe will ultimately be securitized in allocating between those that are eligible and those that are not eligible for securitization.

16. Impairment Charges, pages F-40

2. We note your disclosure related to the $324 million impairment charge taken during 2011 which indicates that this charge related to management's plan to accelerate cash flow through monetization of certain excess undeveloped land in the US, Mexico and the Bahamas and to accelerate sales of excess built luxury fractional and residential inventory. Given the above explanation, please tell us why the majority of the impairment charge was incurred in the corporate and other business segment.

Form 10-Q for the Quarterly Period Ended June 14, 2013

Restatement of Prior Financial Statements

3. We note your disclosure related to the adjustments to correct prior period errors and your conclusion that the identified misstatements are not material to individual prior period financial statements. Please provide a complete materiality analysis related to the impact of these errors and management's basis for correcting the errors in future periodic reports. Within your response, please ensure you address the errors effects on the consolidated statements of operations, specifically.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief